82-00470

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

06017923

18th October, 2006

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Distribution of Shareholding as on Quarter ended 30th September, 2006

In terms of the requirement of Clause 35 of the Listing Agreement, enclosed please find the Company's Distribution of Shareholding as on quarter ended 30th September, 2006 in the prescribed format.

Further, as required, the above information is also being posted on the Company's website, www.itcportal.com, and on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

10/31

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

I(a) Statement showing Shareholding pattern

Name of the Company : ITC Limited	
Scrip Code : NSE Code - ITC BSE Code - 500875 CSE Code - 10000018	Quarter ended 30th September, 2006

Category code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	0	0	0	0.00	0.00
(b)	Central Government/State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	0	0	0	0.00	0.00
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any other (specify)	0	0	0	0.00	0.00
	Sub-Total (A) (1)	**0**	**0**	**0**	**0.00**	**0.00**
(2)	**Foreign**					
(a)	Individuals (Non – Resident Individuals/ Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (specify)	0	0	0	0.00	0.00
	Sub-Total (A) (2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
(B)	**Public shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds/UTI	255	57,70,66,823	57,67,77,233	15.61	15.36
(b)	Financial Institutions/Banks	185	85,30,206	80,80,776	0.23	0.23
(c)	Central Government/State Government (s)	1	7,00,840	7,00,840	0.02	0.02
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	17	79,75,39,013	79,21,57,958	21.58	21.22
(f)	Foreign Institutional Investors	380	49,84,76,435	49,82,64,425	13.48	13.27
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00

37, J. L. Nehru Road, KOLKATA-71 ITC Limited

Category code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(h)	Any Other (specify)	0	0	0	0.00	0.00
	Sub-Total (B) (1)	**838**	**1,88,23,13,317**	**1,87,59,81,232**	**50.92**	**50.10**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	4,530	7,35,79,443	7,23,25,068	1.99	1.96
(b)	Individuals- (i) Individual shareholders holding nominal share capital up to Rs. 1 lakh.	4,44,807	46,86,24,208	34,21,74,648	12.68	12.47
	(ii) Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	188	3,41,12,078	2,62,00,268	0.92	0.91
(c)	Any Other :					
	(i) NRIs/OCBs	5,854	2,40,84,073	1,51,47,688	0.65	0.64
	(ii) Foreign Companies	7	1,20,95,53,919	30,15,869	32.72	32.19
	(iii) Foreign Nationals	6	2,24,845	2,725	0.01	0.01
	(iv) Trust	52	15,20,471	15,20,471	0.04	0.04
	(v) Clearing Members	512	24,19,602	24,19,602	0.07	0.06
	(vi) Clearing House	2	69,613	69,613	0.00	0.00
	Sub-Total (B)(2)	**4,55,958**	**1,81,41,88,252**	**46,28,75,952**	**49.08**	**48.28**
	Total Public Shareholding (B) = (B)(1)+(B)(2)	**4,56,796**	**3,69,65,01,569**	**2,33,88,57,184**	**100.00**	**98.38**
	TOTAL (A) + (B)	**4,56,796**	**3,69,65,01,569**	**2,33,88,57,184**	**100.00**	**98.38**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	2	6,08,46,961	6,08,27,461	-	1.62
	GRAND TOTAL (A)+(B)+(C)	**4,56,798**	**3,75,73,48,530**	**2,39,96,84,645**	-	**100.00**

37 J. L. Nehru Road, KOLKATA-71 ITC Limited

(I)(b) **Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e, Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
	-	Nil	Nil
Total		**Nil**	**Nil**

(I)(c) **Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e, Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1.	Unit Trust of India *(see Note 2)*	44,63,49,195	11.88
2.	Life Insurance Corporation of India *(see Note 2)*	45,01,02,878	11.98
3.	The New India Assurance Company Limited	9,76,56,835	2.60
4.	General Insurance Corporation of India	7,47,32,465	1.99
5.	The Oriental Insurance Company Limited	7,41,15,780	1.97
6.	National Insurance Company Limited	6,83,76,110	1.82
7.	Tobacco Manufacturers (India) Limited	99,27,82,440	26.42
8.	Myddleton Investment Co. Ltd	16,21,03,980	4.31
9.	Rothmans International Enterprises Limited	5,16,51,630	1.37
Total		**2,41,78,71,313**	**64.34**

I(d) **Statement showing details of locked - in shares**

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e, Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
	-	Nil	Nil
Total		**Nil**	**Nil**

ITC Limited * 37 J. L. Nehru Road, KOLKATA-71 *

(II)(a) **Statement showing details of Depository Receipts (DRs)**

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e.,Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1.	GDRs	6,08,46,961	6,08,46,961	1.62
	Total	**6,08,46,961**	**6,08,46,961**	**1.62**

(II)(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e.Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1.	Not available *(see Note 3)*	-	-	-
	Total			

Notes :

(1) The 'number of shareholders' is based on DP ID & CL ID Nos. (in respect of shares held in dematerialised form) / Account Nos. (in respect of shares held in physical form).

(2) The number of shares held by Unit Trust of India and Life Insurance Corporation of India as shown in the statement under 'Public and holding more than 1% of the total number of shares' excludes their respective Mutual Fund holdings.

(3) The Company's Depository for the GDRs, Citibank N.A. New York ADR Department, has advised that they are not privy to beneficial owner information and therefore cannot provide the individual holdings of GDR Holders.

ITC Limited 37 J. L. Nehru Road, KOLKATA-71